                         [Letterhead of VIASOFT, Inc.]


                                 March 14, 1997


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549


        Re: VIASOFT, Inc. Form S-3 Registration Statement No. 333-21461 Application for Withdrawal Pursuant to Rules 477 and 478

Ladies and Gentlemen:


        Pursuant to Rule 477(a) and (c) and Rule 478(c) of the Securities Act of 1933, as amended, VIASOFT, Inc. (the "Company") hereby applies for withdrawal of the registration statement on Form S-3 and all exhibits thereto filed with the Securities and Exchange Commission (the "Commission") on February 10, 1997 (File No. 333-21461), as amended by Amendment No. 1 filed with the Commission on February 13, 1997, as further amended by Amendment No. 2 filed with the Commission on March 4, 1997 (as amended, the "Registration Statement"). The Company has determined to request withdrawal because of unfavorable market conditions and the determination by its Board of Directors that the sale of the securities covered by the Registration Statement at this time would not be in the best interests of its stockholders. None of the securities covered by the Registration Statement have been sold.

        The Company further requests:

                1. That the Commission find that the withdrawal hereby requested is consistent with the public interest and the protection of investors; and

                2. That an order with the date of granting of this withdrawal be included in the files of the Commission for the Registration Statement, stating "Withdrawn upon the request of the registrant, the Commission consenting thereto."

        In order for us to confirm the granting of such order, please fax a copy of such order to William M. Hardin, counsel to the Company, at (602) 640-6068. If you have any questions regarding this application for withdrawal, please contact Catherine R. Hardwick, General Counsel of the Company, at (602) 952-0050 or William M. Hardin at (602) 640-9322.


                                      Very truly yours,



                                      VIASOFT, Inc.

                                      /s/ Steven D. Whiteman
                                      -------------------------
                                      By Steven D. Whiteman
                                         President and Chief Executive Officer


cc:     National Association of Securities Dealers, Inc.
        Goldman, Sachs & Co.
        Volpe, Welty & Company, L.L.C.
        Wessels, Arnold & Henderson, L.L.C.
        SoundView Group Financial Group, Inc.
        Elliot B. Staffin, Esq.
        William M. Hardin, Esq.
        Katherine A. Martin, Esq.